October 29, 1999                                                       Exhibit 2

The Tokio Marine and Fire Insurance Co., Ltd.
Otemachi First Square WEST
5-1, Otemachi 1-Chome,
Chiyoda-ku, Tokyo 100-0004 JAPAN
Attn: Mr. Fudeji Hama, General Manager, Financial Services Department

      Re: Purchase of 700,000 Shares of Common Stock of Financial Security Assurance Holdings Ltd.

Ladies and Gentlemen:

      Financial Security Assurance Holdings Ltd., a New York corporation ("FSA"), and Tokio Marine and Fire Insurance Co., Ltd, a Japanese corporation ("Tokio Marine"), hereby agree that, upon the terms and subject to the conditions set forth below, FSA shall sell to Tokio Marine or its designee and Tokio Marine or its designee shall purchase from FSA, 700,000 shares (the "Shares") of FSA Common Stock, par value $.01 per share ("FSA Common Stock"), for U.S.$54.20 per share (the "Per Share Price"), for an aggregate purchase price of U.S.$37,940,000 (the "Aggregate Purchase Price").

      1. The Shares. The purchase price per share (the "Per Share Price") equals 97.5% of the average of the high sale price and the low sale price of FSA common stock on the New York Stock Exchange on the date hereof. The Per Share Price is the same price per share to be paid by White Mountains Insurance Group Ltd ("White Mountains") pursuant to which White Mountains has agreed to purchase U.S.$50 million of FSA common shares. The Shares issued hereunder shall be subject to the provisions of the Stockholders Agreement dated December 27, 1990, as amended, among Tokio Marine, FSA and U S WEST Capital Corporation. All the Shares acquired by Tokio Marine will be subject to demand registration rights under same terms and conditions (on an aggregate basis) as the shares of FSA common stock currently owned by Tokio Marine.

      2. Conditions to Parties Obligations Hereunder. The sole condition (the "Closing Conditions") to the performance by Tokio Marine of its obligations hereunder is approval by the Board of Directors of Tokio Marine of this Agreement and the transaction contemplated hereby at its meeting to be held on November 16, 1999 or as promptly thereafter as practicable. FSA and Tokio Marine shall endeavor to use their best efforts to consummate the closing hereunder.

      3. Closing Date. The closing hereunder shall occur on the date (the "Closing Date") specified by FSA on 5 business days notice to Tokio Marine, and shall be a day on
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October 29, 1999
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which commercial banks are open for business in New York following the date on which the Closing Condition shall have been satisfied.

      4. Delivery of and Payment for Shares. At the closing hereunder, FSA will deliver, or cause to be delivered to Tokio Marine, the Shares, registered in the name of Tokio Marine or its designee, and Tokio Marine shall simultaneously deliver to FSA immediately available funds in an amount equal to the Aggregate Purchase Price.

      5. Representations and Warranties of FSA. FSA hereby represents and warrants that (a) FSA is a corporation duly organized and validly existing under the laws of the State of New York, (b) FSA has the full corporate power and authority to execute, deliver and perform its obligations hereunder, and (c) on the date of consummation of the transaction contemplated hereby, FSA shall transfer the Shares to Tokio Marine, free and clear of any lien, charge or encumbrance.

      6. Representations and Warranties of Tokio Marine. Tokio Marine hereby represents and warrants that it is acquiring the Shares hereunder for investment only and not with a view towards distribution.

      7. Fees and Expenses. Each of FSA and Tokio Marine shall pay its own respective fees and expenses (including, without limitation, the fees of any attorneys, accountants, or other representatives) incurred in connection with this letter agreement and the transactions contemplated hereby, whether or not such transactions are consummated. Each of FSA and Tokio Marine represents that no broker, finder or investment banker has been retained or engaged on its behalf or is entitled to any brokerage, finder's or other fee, commission or compensation in connection with the transactions contemplated hereby.

      8. Communications. All notices and other communications provided for in this letter agreement shall be in writing and shall be deemed effective upon receipt at the party's address and facsimile number (a), in the case of Tokio Marine, by telephonic communication with Mr. Fudeji Hama at (03) 5223-3506, with a facsimile to his attention at telecopy number (03) 5223-3534, and (b) in the case of FSA, by telephonic communication with Mr. Bruce E. Stern at (212) 339-3482, with a facsimile to his attention at telecopy number (212) 339-0849.

      9. Assignment. The rights and obligations of FSA and Tokio Marine hereunder may not be assigned without the prior written consent of the other party.

      10. Amendment. The terms and provisions of this letter agreement may not be amended, modified or waived except by written instrument signed by both FSA and Tokio Marine.
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October 29, 1999
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      11. Counterparts. This letter agreement may be executed in counterparts, each of which when so executed and delivered shall be an original, but such counterparts together shall constitute but one instrument.

      12. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

      If the foregoing is in accordance with Tokio Marine's understanding of our agreement, please sign and return to us the enclosed copy of this Agreement, whereupon it shall become a binding agreement between us.

Very truly yours,


FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.,

By: /s/ Bruce Stern
    -----------------------------------------------------
    Name:  Bruce E. Stern
    Title: Managing Director and General Counsel


Agreed and Accepted by:

THE TOKIO MARINE AND FIRE INSURANCE CO., LTD.,

By: /s/ Fudeji Hama
    -----------------------------------------------------
    Name:  Fudeji Hama
    Title: General Manager, Financial Services Department